Exhibit 99.1

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Consolidated Financial Statements

January 31, 2012 and 2011

MANAGEMENT'S RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL REPORTING

The accompanying audited annual financial statements of Royal Standard Minerals Inc. (the "Company") are the responsibility of the Board of Directors.

The audited annual financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the audited annual financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the reporting date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in compliance with all applicable International Financial Reporting Standards.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the audited annual financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the audited annual financial statements; and (ii) the audited annual financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the audited annual financial statements.

The Board of Directors is responsible for reviewing and approving the audited annual financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the audited annual financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited annual financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Philip Gross"	(signed) "Ike Makrimichalos"

Philip Gross	Ike Makrimichalos
Interim President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
May 29, 2012

Independent Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc. (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended January 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the years ended January 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that the Company has no sources of recurring revenue and has incurred losses amounting to $44,553,494 since its inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
May 29, 2012

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(expressed in United States Dollars)

	As at	As at	As at
	January 31,	January 31,	February 1,
	2012	2011	2010
		(Note 21)	(Note 21)

Assets
Current
Cash	$629,553	$102,038	$745,779
Marketable securities (Note 5)	150,000	52,000	60,500
Sundry receivables and prepaids (Note 6)	156,275	61,277	24,537
	935,828	215,315	830,816

Due from related parties (Note 17)	-	-	121,740
Reclamation bonds (Note 7)	633,034	537,860	534,984
Equipment, net (Note 9)	2,084,336	453,733	725,906
	$3,653,198	$1,206,908	$2,213,446

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$3,033,763	$578,627	$301,381
Due to related parties (Note 17)	35,023	357,061	-
Long-term debt - current portion (Note 12)	2,965,962	-	-
Embedded derivative on long-term debt
- current portion (Note 12)	85,361	-	-

	6,120,109	935,688	301,381

Asset retirement obligations (Note 11)	292,315	232,010	232,010
Long-term debt (Note 12)	2,965,961	-	-
Embedded derivative on long-term debt (Note 12)	85,360	-	-
	9,463,745	1,167,698	533,391

Shareholders' (Deficiency) Equity
Share capital (Note 13(b))	28,098,264	28,098,264	28,098,264
Reserves	10,580,808	10,076,866	10,076,866
Accumulated deficit	(44,553,494)	(38,101,796)	(36,468,951)
Accumulated other comprehensive (loss) income	63,875	(34,124)	(26,124)
	(5,810,547)	39,210	1,680,055
	$3,653,198	$1,206,908	$2,213,446

Going Concern (Note 1)
Contingencies (Note 18)
Subsequent events (Note 22)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations
(expressed in United States Dollars)

For the years ended January 31	2012	2011
		(Note 21)

Expenses
Exploration and evaluation expenditures (Note 8)	$2,954,356	$1,044,905
General and administrative (Note 19)	2,809,119	741,275
	5,763,475	1,786,180

Other items
Finance income	4,291	3,221
Finance costs (Note 12)	(712,822)	-
Write down of advances to related Company	-	(132,060)
Gain on disposal of marketable securities	-	275,194
Foreign currency translation adjustment	20,308	6,980

Net loss for the year	$(6,451,698)	$(1,632,845)

Basic and diluted loss per share (Note 15)	$(0.08)	$(0.02)

Consolidated Statements of Comprehensive Loss (expressed in United States Dollars)

For the years ended January 31	2012	2011
		(Note 21)

Net loss for the year	$(6,451,698)	$(1,632,845)

Other comprehensive income (loss)
Net unrealized income (loss) on available-for-sale marketable securities	97,999	(8,000)

Comprehensive loss for the year	$(6,353,699)	$(1,640,845)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
January 31, 2011	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2010	$28,098,264	$10,076,866	$(36,468,951)	$(26,124)	$1,680,055
Net loss for the year	-	-	(1,632,845)	-	(1,632,845)
Net decrease in unrealized losses on available-for-sale marketable securities	-	-	-	(8,000)	(8,000)
Balance, January 31, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210

				Accumulated
				Other
	Share		Accumulated	Comprehensive
January 31, 2012	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Stock-based payments	-	503,942	-	-	503,942
Net loss for the year	-	-	(6,451,698)	-	(6,451,698)
Net increase in unrealized gain on available-for-sale marketable securities	-	-	-	97,999	97,999
Balance, January 31, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(expressed in United States Dollars)

For the years ended January 31	2012	2011
		(Note 21)

Operating activities
Net loss for the year	$(6,451,698)	$(1,632,845)
Operating items not involving cash:
Depreciation	137,274	272,172
Increase in asset retirement obligation	60,305	-
Accretion expense	611,108	-
Stock-based payments	503,942	-
Gain on disposal of marketable securities	-	(275,194)
Write down of advances to related Company	-	132,060
Changes in non-cash working capital:
Sundry receivables and prepaids	(94,998)	(36,740)
Accounts payable and accrued liabilities	1,481,098	277,246
Due to related parties	(322,038)	346,741

Cash used in operating activities	(4,075,007)	(916,560)

Financing activities
Increase in long-term debt	5,970,350	-
Finance costs paid on long-term debt	(400,000)	-

Cash provided by financing activities	5,570,350	-

Investing activities
Increase in reclamation bonds	(95,174)	(2,876)
Purchase of equipment	(872,654)	-
Proceeds on disposal of marketable securities	-	275,695

Cash (used in) provided by investing activities	(967,828)	272,819

Change in cash	527,515	(643,741)

Cash, beginning of year	102,038	745,779

Cash, end of year	$629,553	$102,038

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C1N7.

The consolidated financial statements were approved by the Board of Directors on May 29, 2012.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $6,451,698 during the year ended January 31, 2012 (2011 - $1,632,845) and has an accumulated deficit of $44,553,494 (January 31, 2011 - $38,101,796, February 1, 2010 - $36,468,951).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. During the year ended January 31, 2012, the Company secured financing of $8,000,000 (see note 12). These financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies

[a] Statement of compliance and conversion to International Financial Accounting Standards (“IFRS”)

These consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared in accordance with IFRS with a changeover date of February 1, 2011 and a transition date of February 1, 2010. Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The disclosures required by the provision of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported loss and comprehensive loss, cash flows, changes of equity and financial position of the Company, are presented in note 21.

The policies applied in these consolidated financial statements are presented below and are based on IFRS issued and outstanding as of May 29, 2012, the date the Board of Directors approved the consolidated financial statements.

[b] Accounting polices

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies. All intercompany transactions and balances have been eliminated upon consolidation.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%
Construction in progress	- nil, as not yet in service

At the end of each reporting period, the Company reviews the carrying amounts of its equipment to determine whether there is any indication that the equipment has suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the the equipment's fair value less cost to sell or its value in use.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include acquisition costs of mineral properties, property option payments and evaluation activity.

Once a project has been established as commercially viable and technically feasible, related development expenditure is capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and recorded in the exploration and evaluation expenditures, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of- production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Share based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 14 and recorded as stock-based compensation expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Income taxes (continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per common share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The United States dollar is the functional and presentation currency of the Company. Functional currency is also determined for each of the company’s subsidiaries, and items included in the financial statements of the subsidiary are measured using that functional currency.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Foreign currency translation (continued)

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities not denominated in the functional currency are translated at the year end rates of exchange. Foreign exchange gains and losses are recognized in the statement of earnings (loss). Intercompany amounts with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are part of the Company’s net investment in the foreign operation. Foreign exchange gains and losses related to these intercompany amounts are included in accumulated other comprehensive income.

Assets and liabilities of entities with functional currencies other than United States dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit or loss are measured at fair value on initial recognition and transaction costs are expensed when incurred. Securities are accounted for at the trade date.

Measurement in subsequent periods depends on the classification of the financial instrument.

i) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of income (loss).

The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments or apply hedge accounting.

ii) Available-for-sale financial assets

Financial assets are classified as available-for-sale when so designated by management. Financial assets classified as available-for-sale are measured at fair value, with changes recognized in the other comprehensive income.

The Company’s financial assets classified as available-for-sale include marketable securities.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

iii) Loans and receivables

Loans and receivables are non-derivative financial assets that have fixed or determinable payments and are not quoted in an active market. Subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method.

Sundry receivables and due from related parties are classified as loans and receivables.

iv) Financial liabilities at fair value through profit or loss ("FVTPL")

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of being sold or repurchased in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations.

Embedded derivative on long-term debt is classified as FVTPL.

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities, due to related parties, long-term debt, and asset retirement obligations are classified as other financial liabilities. The Company does not currently apply hedge accounting.

The effective interest method is a method of calculating the amortised cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument to the net carrying amount on initial recognition.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

vi) Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2012, January 31, 2011 and February 1, 2010, the only financial assets or liability measured at fair value is the Company's cash and cash equivalents, investment in Sharpe Resources Corporation ("Sharpe"), and embedded derivative on long-term debt. As at January 31, 2012, Sharpe's fair market value was determined to be $150,000 (January 31, 2011 - $52,000 and February 1, 2010 - $60,500), and the embedded derivative on long-term debt's fair market value was determined to be $170,721.

Cash and cash equivalents, Sharpe, and embedded derivative on long-term debt are considered Level 1 for purposes of the fair value hierarchy.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

  management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period; and

  management's assumption used to determine the fair value of the embedded derivative on long-term debt.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued)

Critical accounting judgments

The categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments.

Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Long- term debt instruments are subsequently valued at amortized cost. Debt issue costs are deducted from the balance of the underlying debt and amortized using the effective interest rate method.

Embedded derivative on Long-term debt

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. All financial derivative contracts are classified as “fair value through profit or loss”.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through the profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately profit or loss.

[c] New standards

IFRS 9 Financial instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[c] New standards (continued)

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs ("Special purpose entities") in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies (Continued)

[c] New standards (continued)

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	Capital Management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital (deficiency) to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss, which at January 31, 2012, totalled $(5,810,547) (January 31, 2011 - $39,210, February 1, 2010 - $1,680,055). Note that included in the balance presented is a deficit of $44,553,494 as at January 31, 2012 (January 31, 2011 - $38,101,796, February 1, 2010 -$36,468,951).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2012. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

4.	Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral property is the Goldwedge Project.

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Goldwedge Project. If no additional mineral properties are acquired by the Company, any adverse development affecting the Goldwedge Project would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2012, the Company had a cash balance of $629,553 (January 31, 2011 - $102,038, February 1, 2010 - $745,779) to settle current liabilities of $6,120,109 (January 31, 2011 - $935,688, February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidity position. During the year ended January 31, 2012, the Company secured financing of $8,000,000 (see note 12).

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and interest-bearing debt with a fixed interest rate. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

4.	Property and Financial Risk Factors (Continued)

(b) Financial risk factors (continued)

(iii) Market risk (continued)

Foreign currency risk

The Company's functional and reporting currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis

As of January 31, 2012, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2012, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2012 would have been approximately $15,000 higher/lower. Similarly, as at January 31, 2012, reported shareholders' equity would have been approximately $15,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2012, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $36,000.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

4.	Property and Financial Risk Factors (Continued)

(c) Sensitivity analysis (continued)

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of January 31, 2012, the Company is not a gold or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

  The fair value of embedded derivatives on long-term debt is determined by the gold price at the repayment dates. When the gold price is over $1,600 per ounce, the embedded derivative would have a value. As at January 31, 2012, had the future gold price increased/decreased $50 dollars per ounce, it would affect net loss and comprehensive loss by approximately $57,000.

5.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe was considered to be related to the Company because of common management prior to the termination of the former CEO's employment in December 2011. The market value of the shares at January 31, 2012 was $150,000 (January 31, 2011 - $52,000, February 1, 2010 - $60,500).

6.	Sundry Receivables and Prepaids

	As at	As at	As at
	January 31,	January 31,	February 1,
	2012	2011	2010

Sales tax receivables	$71,415	$18,290	$1,573
Other receivables	60,094	31,592	12,080
Prepaid expenses	24,766	11,395	10,884

	$156,275	$61,277	$24,537

7.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $397,676 of the reclamation bonds pertains to the Goldwedge Project, $56,658 to the Piñon Project and $178,700 to the Kentucky Project.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

8.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property owned by the Company, represents the Company's most advanced project and is located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company is completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place between 2007 and 2008. The process includes primary and secondary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. The Company has recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work had concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development is concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. All material is sampled daily and analyzed for gold onsite at the Company's assay laboratory. In addition, the Company sends samples for analysis to an independent laboratory located offsite.

Also held under the same option agreement as the Goldwedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $168,276 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management. The assumptions for the future payments are based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%.

(b) Piñon Project

The Piñon Project is a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company has recorded an ARO of $28,724 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

(c) Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. During the years ended January 31, 2011 and 2012, the Company did not perform any exploration on this project.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(d) Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

In the prior year, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $95,315, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the year ended January 31, 2012, the Company's exploration and evaluation expenditures were as follows:

	Years Ended
	January 31,
	2012	2011

Gold Wedge Project
Property acquisition costs	$10,000	$40,492
Travel	71,292	65,983
Mine development costs	397,626	42,312
Drilling	40,206	-
Professional fees	113,442	65,550
Consulting, wages and salaries	1,238,299	240,392
Office and general	393,149	84,314
Analysis and assays	7,392	2,225
Supplies, equipment and transportation	353,312	(9,010)
Depreciation	124,231	254,908
	$2,748,949	$787,166

Piñon Project
Property acquisition costs	$69,571	$102,706
Consulting, wages and salaries	1,617	(15,711)
	$71,188	$86,995

Fondaway Project
Property acquisition costs	$35,000	$58,037
Office and general	2,297	-
	$37,297	$58,037

Kentucky Project
Property acquisition costs	$-	$(300)
Travel	12,764	62
Reclamation	-	444
Professional fees	2,400	17,786
Consulting, wages and salaries	46,300	49,150
Office and general	12,794	15,223
Supplies, equipment and transportation	10,552	13,646
Depreciation	12,112	16,696
	$96,922	$112,707

Total exploration activities	$2,954,356	$1,044,905

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

9.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, February 1, 2010	$-	$2,977,464	$21,253	$2,998,717
Additions	-	-	553	553
Balance, January 31, 2011	$-	$2,977,464	$21,806	$2,999,270
Additions	1,619,341	148,536	-	1,767,877
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, February 1, 2010	$-	$2,253,811	$19,000	$2,272,811
Depreciation for the year	-	271,604	1,122	272,726
Balance, January 31, 2011	$-	$2,525,415	$20,122	$2,545,537
Depreciation for the year	-	136,343	931	137,274
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, February 1, 2010	$-	$723,653	$2,253	$725,906
Balance, January 31, 2011	$-	$452,049	$1,684	$453,733
Balance, January 31, 2012	$1,619,341	$464,242	$753	$2,084,336

Construction in progress relates to the refurbishment of the mill at the Company's Goldwedge Project.

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

10.	Accounts Payable and Accrued Liabilities

	As at	As at	As at
	January 31,	January 31,	February 1,
	2012	2011	2010

Trade payables	$579,664	$231,432	$68,002
Accrued liabilities	2,454,099	347,195	233,379
	$3,033,763	$578,627	$301,381

Included in accrued liabilities are accrued finance costs of $78,814 and accrued costs in connection with the construction in progress, and purchase of exploration equipment, totaling $895,223.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

11.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $292,315 as at January 31, 2012, assuming future payments of $484,706 being made over a ten year period from the date of initial assessment of the ARO's and a discount rate of 10%.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in the present value of the obligation for the year ended January 31, 2011. Accordingly, no accretion cost has been expensed in the year ended January 31, 2011. During the year ended January 31, 2012, the Company determined an additional $52,165 increase in ARO related to the Company's Goldwedge Project. The following is the reconciliation of the asset retirement obligations:

	Year ended	Year ended	Year ended
	January 31,	January 31,	February 1,
	2012	2011	2010

Balance, beginning of year	$232,010	$232,010	$232,010
Increase in asset retirement obligations	52,165	-	-
Accretion cost	8,140	-	-

Balance, end of year	$292,315	$232,010	$232,010

12.	Long-Term Debt

On June 29, 2011, the Company's wholly owned subsidiary, Manhattan Mining Co. ("Manhattan") entered into a secured bridge loan agreement (the “Bridge Loan”) with Waterton Global Value, L.P. (“Waterton”) pursuant to which Waterton agreed to provide an $8,000,000 bridge loan (the “Credit Facility”) available to Manhattan. Of the total $8,000,000 Bridge Loan, $4,000,000 was available on closing and the remaining $4,000,000 after the satisfaction of certain covenants. Under the Bridge Loan agreement, the amounts drawn down under the Credit Facility would incur interest at 6% per annum, and the scheduled repayment date of the Credit Facility was 16 months after the initial closing date. In connection with the Credit Facility, Manhattan agreed to pay Waterton a structuring fee, and also provided Waterton with certain royalty interests relating to its Goldwedge Property. Manhattan and Waterton have also entered into a gold purchase agreement pursuant to which Waterton had agreed to purchase Manhattan’s production. The Credit Facility was secured by, amongst other items, the Company’s real property assets in Nevada.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

12.	Long-Term Debt (Continued)

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton will make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount is repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013. Under the Gold Stream Facility, each monthly repayment of the Principal Amount will be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered shall be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula which is triggered when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount will accrue interest at 9.0% per annum. The Gold Stream Facility is secured by, amongst other items, Manhattan's real property assets in Nevada.

The Company considers Profit Participation as an embedded derivative. As at January 31, 2012, the gross proceeds received under the Gold Stream Facility was $5,970,350, which was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($170,721), and then the residual value was allocated to the liability portion. The Company estimates the future cash flow needs in terms of Profit Participation using the gold future contract prices of repayment periods and discounted to the present value using 9% as annual discount rate. As of January 31, 2012, the Company estimates the gold future price during the repayment period from August 2012 to July 2013 to be $1,750 per ounce.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton in cash and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton have agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that will be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan under the Gold Stream Facility.

The Gold Stream Facility contains covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants are subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also includes certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

12.	Long-Term Debt (Continued)

At any time, without penalty, the Gold Stream Facility provides Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments may be made in physical gold ounces or cash. The amount of any prepayment shall be calculated using the spot price of gold on the business day immediately preceding the prepayment.

The following table shows the reconciliation between the gross proceeds received and the carrying value of the Gold Stream Facility.

Gross proceeds	$5,970,350
Less: Initial fair value of the embedded derivative (i)	(170,721)
Less: Debt issuance cost (ii)	(478,814)
Add: Accretion costs	611,108

Long-term debt (iii)	$5,931,923

(i) There was no significant change in the fair value of the embedded derivative during the year ended January 31, 2012. Accordingly, no such change was recorded in the consolidated statements of operations. The fair value of the embedded derivative is presented as follows:

Current portion	$85,361
Non-current portion	85,360
$170,721

(ii) Debt issuance costs consist of the following:

Structuring and establishment fee	$240,000
Placement fee	238,814
$478,814

(iii) The long-term debt balance is presented as follows:

Current portion	$2,965,962
Non-current portion	2,965,961
$5,931,923

(iv) Minimum long-term debt repayments under the Gold Stream Facility are as follows:

12 months ended January 31, 2013	$3,980,232
12 months ended January 31, 2014	3,980,233
$7,960,465

As of January 31, 2012, the Company had an interest payable balance of $155,930 related to the Gold Stream Facility. The balance was recorded in the accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

13.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares	Amount
Balance, February 1, 2010, January 31, 2011 and January 31, 2012	83,853,825	$28,098,264

14.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, February 1, 2010 and January 31, 2011	7,904,691	$0.10
Cancelled during the year	(544,500)	$0.10
Granted (i)	4,700,000	$0.30

Balance, January 31, 2012	12,060,191	$0.17

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

14.	Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2012:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	7,360,191	7,360,191	$4,002,581	2.40
January 20, 2017	0.30	4,700,000	1,700,000	1,334,800	4.98

		12,060,191	9,060,191	$5,337,381	3.36

(i) On January 20, 2012, 4,700,000 options to purchase common shares of the Company at a price of $0.30 have been granted to consultants, officers and directors of the Company expiring on January 20, 2017. A value of $1,334,800 was assigned using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 206.2% based on historical trends, share price on the date of grant of $0.29, risk-free interest rate of 1.29%, and an expected life of 5 years. 3,750,000 of these options vest as to one third immediately, one third after one year and one third after two years from the date of grant; 500,000 of these options vest one half immediately and one half after one year from the date of grant; 150,000 of these options vest after one year from the date of grant; 100,000 of these options vest after six months from the date of grant; and 200,000 of these options vest immediately. For the year ended January 31, 2012, the impact on salaries and benefits was $503,942.

15.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended
	January 31,
	2012	2011

Numerator:
Loss for the year	$(6,451,698)	$(1,632,845)

Denominator:
Weighted average number of common shares outstanding for basic and diluted loss per share	83,853,825	83,853,825

Basic and diluted loss per share	$(0.08)	$(0.02)

The stock options and common share purchase options were not included in the computation of diluted loss per share on January 31, 2012 and 2011 as their inclusion would be anti-dilutive.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

16.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 28.08% (2011 - 30.17%) to the amounts recognized in the consolidated statements of operations:

	2012	2011

Net loss before income taxes	$(6,451,698)	$(1,632,845)
Expected tax recovery at statutory rate	(1,811,637)	(492,629)
Permanent differences	141,507	-
Effects of expiration of non-capital losses	-	214,082
Difference between Canadian and foreign tax rates	(270,193)	(27,000)
Tax benefits not recognized	1,940,323	305,547
Tax provision	$-	$-

The Canadian statutory tax rate changed from 30.17% for the year ended January 31, 2011 to 28.08% for the 2011 taxation year as a result of the enacted reduction of Canadian corporate tax rates.

Deferred Tax Assets and Liabilities

(a) Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probably that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2012	2012	2011	2011
	Canada	US	Canada	US

Unclaimed non-capital losses	$7,487,313	$24,183,584	$5,643,790	$17,731,886
Excess of undepreciated capital cost allowance over carrying value of capital assets	3,093,265	-	2,994,884	-
Excess of unclaimed resources pools over carrying value of exploration properties	1,459,616	-	1,564,552	-
	$12,040,194	$24,183,584	$10,203,226	$17,731,886

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

16.	Income Taxes (Continued)

The unclaimed non-capital losses carried forward by expiry date:

		Canada	US
Expires	2015	$630,952	$-
	2026	854,554	-
	2027	834,665	5,431,480
	2028	1,029,144	1,175,212
	2029	643,397	872,981
	2030	1,140,900	821,104
	2031	489,264	9,431,109
	2032	1,864,437	6,451,698
		$7,487,313	$24,183,584

17.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Years Ended
	January 31,
	2012	2011

Salaries and benefits paid to directors and officers (1)	$471,380	$316,911
Stock-based payments	$501,799	$-

(1) Salaries and benefits include director fees. The board of directors does not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc., a company providing financial services to the Company.

Due to related parties balance at January 31, 2012 consists of $22,607 (January 31, 2011 - $357,061, February 1, 2010 - $nil) owing to the former CEO and $12,416 owed to Sharpe (January 31, 2011 - $nil, February 1, 2010 - $121,740). In addition, included in accounts payable and accrued liabilities is $18,677 (2011 - $nil), owing to the former CEO.

18.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

18.	Contingencies (Continued)

(b) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(c) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management has estimated the expenses at $330,000 and has accrued this amount in the accounts.

19.	General and Administrative

	Years Ended
	January 31,
	2012	2011

Corporate development	$263,251	$57,402
Insurance	22,841	24,168
Office and general	1,719	31,786
Professional fees	1,489,989	193,778
Consulting, wages and salaries (Note 17)	526,446	433,019
Share based payments	503,942	-
Depreciation	931	1,122

	$2,809,119	$741,275

20.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash totaling $426,596 at January 31, 2012 (January 31, 2011 - $100,065, February 1, 2010 - $678,589) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $2,459,866 for the year ended January 31, 2012 (2011 - $309,735), including expenses necessary to maintain the Company’s public company status.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS

(i) Overview

As stated in Significant Accounting Policies (note 2), these consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

The policies set out in the Significant Accounting Policies section have been applied in preparing the financial statements for the years ended January 31, 2012 and 2011 and in the preparation of an opening IFRS balance sheet at February 1, 2010 (the Company’s Transition Date).

(ii) First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010.

  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

  To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

  To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

(iii) Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective on January 31, 2012 (note 2), the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously, Canadian GAAP required a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iii) Changes to accounting policies (continued)

(a) Impairment of non-financial assets (continued)

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. The impairment loss recognized under Canadian GAAP would not have been recognized under IFRS because the expenditures to which it related would not have been recognized as assets.

Impact on Consolidated Statements of Financial Position

	As at	As at
	January 31	February 1,
	2011	2010
Adjustment to mineral properties	$(12,009,423)	$(19,799,686)
Adjustment to accumulated deficit	$(12,009,423)	$(19,799,686)

Impact on Consolidated Statements of Operations

Year
ended
January 31,
2011
Adjustment to exploration and evaluation expenditures	$7,790,263
Adjustment to loss	$7,790,263

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iii) Changes to accounting policies (continued)

(c) Exploration and evaluation expenditures (continued)

Impact on Consolidated Statements of Cash Flows

Year
ended
January 31,
2011
Adjustment to loss	$7,790,263
Depreciation	$271,050
Mineral resource properties and exploration expenditures	$8,061,313

(d) Presentation

Certain amounts on the consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP

The February 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	February 1, 2010
	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS
Assets

Current
Cash	$745,779	$-	$-	$745,779
Marketable securities	60,500	-	-	60,500
Sundry receivables and prepaids	24,537	-	-	24,537
	830,816	-	-	830,816

Due from related parties	121,740	-	-	121,740
Reclamation bonds	534,984	-	-	534,984
Mineral properties (Note 21(iii)(c))	19,799,686	(19,799,686)	-	-
Equipment, net	725,906	-	-	725,906
	$22,013,132	$(19,799,686)	$-	$2,213,446

Liabilities
Current
Accounts payable and accrued liabilities	$301,381	$-	$-	$301,381
	301,381	-	-	301,381

Asset retirement obligations	232,010	-	-	232,010
	533,391	-	-	533,391

Shareholders' equity
Share capital	28,098,264	-	-	28,098,264
Contributed surplus (Note 21(iii)(d))	10,076,866	-	(10,076,866)	-
Reserves (Note 21(iii)(d))	-	-	10,076,866	10,076,866
Deficit (Note 21(iii)(c))	(16,669,265)	(19,799,686)	-	(36,468,951)
Accumulated other
comprehensive loss	(26,124)	-	-	(26,124)

	21,479,741	(19,799,686)	-	1,680,055

	$22,013,132	$(19,799,686)	$-	$2,213,446

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The January 31, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	January 31, 2011
	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

Assets
Current
Cash	$102,038	$-	$-	$102,038
Marketable securities	52,000	-	-	52,000
Sundry receivables and prepaids	61,277	-	-	61,277
	215,315	-	-	215,315
Due from related parties	-	-	-	-
Reclamation bonds	537,860	-	-	537,860
Mineral properties (Note 21(iii)(c))	12,009,423	(12,009,423)	-	-
Equipment, net	453,733	-	-	453,733
	$13,216,331	$(12,009,423)	$-	$1,206,908

Liabilities

Current
Accounts payable and accrued liabilities	$578,627	$-	$-	$578,627
Due to related parties	357,061	-	-	357,061
	935,688	-	-	935,688
Asset retirement obligations	232,010	-	-	232,010
	1,167,698	-	-	1,167,698

Shareholders' equity
Share capital	28,098,264	-	-	28,098,264
Contributed surplus (Note 21(iii)(d))	10,076,866	-	(10,076,866)	-
Reserves (Note 21(iii)(d))	-	-	10,076,866	10,076,866
Deficit (Note 21(iii)(c))	(26,092,373)	(12,009,423)	-	(38,101,796)
Accumulated other comprehensive loss	(34,124)	-	-	(34,124)

	12,048,633	(12,009,423)	-	39,210

	$13,216,331	$(12,009,423)	$-	$1,206,908

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The year ended January 31, 2011 Canadian GAAP statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

EXPENSES:
Exploration and evaluation expenditures(Note 21(iii)(c))	$-	$(7,790,263)	$8,835,168	$1,044,905
General and administrative expenses (Note 21(iii)(d))	674,394	-	66,881	741,275
Consulting, wages and salaries (Note 21(iii)(d))	65,759	-	(65,759)	-
Depreciation (Note 21(iii)(d))	1,122	-	(1,122)	-
	(741,275)	7,790,263	8,835,168	(1,786,180)

Other
Finance income	3,221	-	-	3,221
Write down of advances to related company	(132,060)	-	-	(132,060)
Write-off of exploration properties	(8,835,168)	-	8,835,168	-
Gain on disposal of marketable securities	275,194	-	-	275,194
Foreign currency translation adjustment (Note 21(iii)(d))	6,980	-	-	6,980

Net loss for the year	$(9,423,108)	$7,790,263	$8,835,168	$(1,632,845)

Net unrealized loss on available-for-sale marketable securities	(8,000)	-	-	(8,000)

Comprehensive loss for the year	$(9,431,108)	$7,790,263	$-	$(1,640,845)

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The year ended January 31, 2011 Canadian GAAP statement of cash flows has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

Operating activities
Net loss for the period	$(9,423,108)	$7,790,263	$-	$(1,632,845)
Operating items not involving cash:
Depreciation	1,122	271,050	-	272,172
Write-off of exploration properties	8,835,168	(8,835,168)	-	-
Gain on disposal of marketable securities	(275,194)	-	-	(275,194)
Write down of advances to related company	132,060	-	-	132,060
Changes in non-cash working capital:
Sundry receivables and prepaids	(36,740)	-	-	(36,740)
Accounts payable and accrued liabilities	277,246	-	-	277,246
Due from (due to) related parties	346,741	-	-	346,741

Cash used in operating activities	(142,705)	(773,855)	-	(916,560)

Investing activities
Purchase of reclamation bonds	(2,876)	-	-	(2,876)
Additions to mineral properties (Note 21(iii)(c))	(773,855)	773,855	-	-
Proceeds on disposal of marketable securities	275,695	-	-	275,695

Cash used in investing activities	(501,036)	773,855	-	272,819

Change in cash and cash equivalents	(643,741)	-	-	(643,741)

Cash and cash equivalents, beginning of year	745,779	-	-	745,779

Cash and cash equivalents, end of year	$102,038	$-	$-	$102,038

22.	Subsequent Events

(a)

On May 8, 2012, the Company announced that it had secured an additional $2,000,000 loan extension from Waterton. As consideration for the loan extension, the Company will provide Waterton with additional net smelter return royalties on several of its property including Piñon and Fondaway Canyon.

	(b)	On April 17, 2012, the Company announced the commissioning of its mill at its Goldwedge Project.

	(c)	On April 16, 2012, the Company announced that 6,560,191 stock options granted to past directors, having an expiry date of June 26, 2014 had expired.